August 13, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended May 31, 2011
Filed September 12, 2011
Response Dated July 16, 2012
File No. 000-26296

Further to our correspondence regarding the above matter, we are in receipt and thank you for your comment letter dated July 30, 2012.

The Company is in the process of finalizing its reply addressing the comments presented in the July 30, 2012, letter and we expect to file our formal reply addressing the SEC’s comments on Friday, August 17, 2012.

We trust you will find the above in order but should you have any questions, please do not hesitate to contact our office.

Regards,

PETAQUILLA MINERALS LTD.

/s/ Janet E Francis

Janet Francis
VP Corporate Affairs

/jef